FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

19 August 2019 07:00 BST

AstraZeneca appoints Michel Demaré to its Board of Directors

AstraZeneca today announced that, with effect from 1 September 2019, Michel Demaré is appointed as a Non-Executive Director and a member of the Audit Committee.

Leif Johansson, Chairman of AstraZeneca, said: "We are delighted to appoint Michel Demaré as a Director. He has a great deal of industrial, financial and board-level experience across a range of sectors including science and technology, that will enable him to contribute well to the work of our Board and Audit Committee."

Michel Demaré is a Non-Executive Director of Vodafone Group Plc and a member of the Supervisory Board of Louis Dreyfus Company Holdings BV. He is Vice-Chairman and Chairman-designate of the IMD executive business school in Lausanne, and a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich.

Mr Demaré was Vice-Chairman of UBS Group AG from 2010 to 2019, Chairman of Syngenta and the Syngenta Foundation for Sustainable Agriculture from 2013 to 2017 and Chairman of SwissHoldings from 2013 to 2015.

Mr Demaré joined ABB Ltd in 2005 as Chief Financial Officer (CFO) and member of the Group Executive Committee.  For most of 2008, he acted as the interim Chief Executive Officer of ABB.  From late 2008 to 2011, he combined his role as CFO with that of President of Global Markets.

He joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005.  Prior to that, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the US and Switzerland.  Between 1997 and 2002, Mr Demaré was CFO of the Global Polyolefins and Elastomers division.  He began his career as a banking officer in the multinational banking division of Continental Illinois' Belgian subsidiary.

Mr Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (cardiovascular, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary